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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------
                              AMENDMENT NO.2 TO
                                SCHEDULE 13E-4
                         ISSUER TENDER OFFER STATEMENT
                         (PURSUANT TO SECTION 13(e)(1)
                    OF THE SECURITIES EXCHANGE ACT OF 1934)

                  CELLULAR COMMUNICATIONS OF PUERTO RICO, INC.
                                (NAME OF ISSUER)

                  CELLULAR COMMUNICATIONS OF PUERTO RICO, INC.
                      (NAME OF PERSON(S) FILING STATEMENT)

                3,500,000 SHARES OF COMMON STOCK, PAR VALUE $.01
                         (TITLE OF CLASS OF SECURITIES)
                                  151 16N 108

                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                            RICHARD J. LUBASCH, ESQ.
              SENIOR VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
                  CELLULAR COMMUNICATIONS OF PUERTO RICO, INC.
                              110 EAST 59TH STREET
                               NEW YORK, NY 10022
                                 (212) 355-3466
 (NAME, ADDRESS AND TELEPHONE NUMBER OF A PERSON AUTHORIZED TO RECEIVE NOTICES
        AND COMMUNICATIONS ON BEHALF OF THE PERSON(S) FILING STATEMENT)

                                   COPIES TO:
                            THOMAS H. KENNEDY, ESQ.
                    SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                                919 THIRD AVENUE
                               NEW YORK, NY 10022
                                 (212) 735-3000

                                OCTOBER 15, 1998
     (DATE TENDER OFFER FIRST PUBLISHED, SENT OR GIVEN TO SECURITY HOLDERS)

                           CALCULATION OF FILING FEE

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            TRANSACTION VALUATION(1)                               AMOUNT OF FILING FEE
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$28,875,000......................................    $5,775...........................................
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

(1) For purposes of calculating this filing Common Stock fee in accordance with Rule 0-11(b)(2) under the Securities Exchange Act of 1934, as amended, the market value of the Common Stock proposed to be acquired was established by multiplying the average of $7.50 and $9.00 (the high and low sales prices on October 9, 1998) by 3,500,000, the number of shares of Common Stock which the Company has offered to acquire.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identity the previous filing by registration statement number of the form or schedule and the date of its filing.

Amount Previously Paid:.....................................    N/A
Form or Registration No.:...................................    N/A
Filing Party:...............................................    N/A
Date Filed:.................................................    N/A

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ITEM 1.  SECURITY AND ISSUER.

     (a) The issuer of the securities to which this Statement relates is Cellular Communications of Puerto Rico, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 110 East 59th Street, New York, New York 10022.

     (b) As of October 12, 1998, there were approximately 13,204,000 shares (exclusive of 383,000 treasury shares) of the Company's common stock, par value $.01 per share ("Common Stock") outstanding. Upon the terms and subject to the conditions set forth in the Offering Circular dated October 15, 1998 (the "Offering Circular") and the related Letter of Transmittal, copies of which are filed herewith as Exhibits 99.(a)(i) and 99.(a)(ii), respectively, the Company is offering to exchange (the "Exchange Offer") $15.00 principal amount of 15% Subordinated Notes (the "Notes"), to be issued, in exchange for up to 3,500,000 shares of its Common Stock outstanding. Under the terms of the Exchange Offer, the Company reserves the right to alter the terms thereof, including the right to increase or decrease the number of shares of Common Stock that the Company may accept pursuant to the Exchange Offer in accordance with applicable law, including Rule 13e-4(f)(l)(ii) of the Securities Exchange Act of 1934, as amended. The information under the headings "The Exchange Offer -- General" and "-- Terms of the Exchange Offer" in the Offering Circular is incorporated herein by reference. Shares of Common Stock held by Officers and Directors at the time of the Exchange Offer are eligible for exchange if properly tendered pursuant to the Exchange Offer on the same basis as all other shares of Common Stock.

     (c) The information under the heading "Description of the Capital
Stock -- Market Price of Capital Stock" in the Offering Circular is incorporated herein by reference.

     (d) Not applicable.

ITEM 2.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     (a) The information on the cover page and under the heading "The Exchange Offer" in the Offering Circular, respectively, attached hereto as Exhibit 99.(a)(i), is specifically incorporated herein by reference.

     (b) Not applicable.

ITEM 3. PURPOSE OF THE EXCHANGE OFFER AND PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

     The information on the cover page and under the headings "Offering
Summary -- The Exchange Offer" and "The Exchange Offer -- General" in the Offering Circular discusses the purpose of the Exchange Offer and is incorporated herein by reference. The shares of Common Stock are to be canceled upon consummation of the Exchange Offer.

     (a) The information on the cover page and under the headings "Offering Summary -- The Exchange Offer" and "The Exchange Offer -- General" in the Offering Circular is incorporated herein by reference.

     (b) The information contained under the heading "Business -- Recent Developments" in the Offering Circular is incorporated herein by reference.

     (c) Not applicable.

     (d) Not applicable.

     (e) The information under the headings "Summarized Financial Information" and "Capitalization" in the Offering Circular is incorporated herein by reference.

     (f) Not applicable.

     (g) Not applicable.

     (h) The information under the heading "Risk Factors -- Effect of Exchange Offer on Unconverted Securities" is incorporated herein by reference.

     (i) Not applicable.

     (j) Not applicable.

ITEM 4.  INTEREST IN SECURITIES OF THE ISSUER.


     The following sets forth each transaction in the shares of Common Stock effected since (and including) August 14, 1998 by the Company, by any person referred to in Instruction C of Schedule 13E-4 (i.e., by each executive officer and director of the Company, any person "controlling" the Company and each director and executive officer of any "controlling" person) or by any associate or subsidiary of such person, including any director or officer of any such subsidiary:


     None.

ITEM 5. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE ISSUER'S SECURITIES.


     Neither the Company nor, to the best of the Company's knowledge, any of its directors or executive officers, or any of the executive officers or directors of any of its subsidiaries, is party to any contract, arrangement or understanding relating to the Exchange Offer nor is there any relationship relating to the Exchange Offer between any of such executive officers and directors and any other person with respect to any securities of the Company.


ITEM 6.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     There have been no persons employed, retained or to be compensated to make solicitations or recommendations in connection with the Exchange Offer.

ITEM 7.  FINANCIAL INFORMATION.


     (a)(1) Audited financial statements of the Company for the two most recent fiscal years are included in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1997 filed with the Securities and Exchange Commission, constituting pages F-1 through F-22, inclusive thereof and are incorporated herein by reference. A copy of pages F-1 through F-22, inclusive, of the Company's Annual Report on Form 10-K is annexed hereto as Exhibit 99.(a)(vi).



     (a)(2) Unaudited balance sheets and comparative year-to-date statements of operations and cash flows and related earnings or loss per share amounts at June 30, 1998 and for the six-month period then ended are included on pages 2 through 11, inclusive, in the Company's quarterly report on Form 10-Q for the quarter ended June 30,1998, and are incorporated herein by reference. A copy of pages 2 through 11, inclusive, of the Form 10-Q is annexed hereto as Exhibit 99.(a)(vii).



     (a)(3) The information under the heading "Summarized Financial Information" in the Offering Circular is incorporated herein by reference.


     (a)(4) See the response to Item 7(a)(3) above.


     (b)(1)-(3) The information under the heading "Summarized Financial Information" in the Offering Circular is incorporated herein by reference.


ITEM 8.  ADDITIONAL INFORMATION.

     (a) Not applicable.

     (b) The Notes issued upon exchange of shares of Common Stock will be issued by the Company in reliance on the exemption from the registration requirements of the Securities Act of 1933, as amended, provided in Section 3(a)(9) thereof. The Company believes that the Notes issued by the Company to holders of Common Stock not deemed affiliates (as defined under Rule 144 of the Securities Act of 1933, as amended) upon the exchange of shares of Common Stock will be freely tradable by such holders of Common Stock because such Common Stock has been registered pursuant to an effective registration statement under the Securities Act of 1933, as amended. Holders of Common Stock deemed affiliates will be subject to the restrictions contained in Rule 144.

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


     In connection with the proposed issuance of 15% Subordinated Notes due 2008 upon consummation of the Exchange Offer, an application has been filed with the Securities and Exchange Commission on Form T-3 for qualification of the Indenture under which the Notes will be issued. A copy of the form of the Indenture has been attached hereto as Exhibit 99.(b).



     (c) While the Notes will remain marginable, they will not automatically be entitled to the 50% margin afforded to shares of Common Stock. Rather, the Notes will be marginable in accordance with the good faith determination of the broker or other creditor margining the securities, as provided for under Regulation T promulgated by the Board of Governors of the Federal Reserve System.


     (d) Not applicable.

     (e) Additional material information is set forth in the Offering Circular and related Letter of Transmittal, which are attached hereto as Exhibits 99.(a)(i) and 99.(a)(ii), respectively, and such material information is incorporated herein by reference.


ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.



99.(a)(i)*     Form of Offering Circular dated October 15, 1998.
99.(a)(ii)*    Form of Letter of Transmittal along with guidelines for
               Certification of Taxpayer Identification Number on
               Substitute Form W-9.
99.(a)(iii)*   Form of Letter from the Company to Brokers, Dealers and
               Nominees.
99.(a)(iv)*    Form of Letter from Brokers, Dealers, Commercial Banks,
               Trust Companies and Nominees to Clients.
99.(a)(v)*     Form of Notice of Guaranteed Delivery.
99.(a)(vi)*    Copies of the Report to Independent Auditors and Audited
               Financial Statements of the Company's 1997 Annual Report to
               Stockholders (which are incorporated by reference in the
               Company's Annual Report on Form 10-K for the fiscal year
               ended December 31, 1997) constituting pages F-1 through
               F-22, inclusive.
99.(a)(vii)*   Copies of unaudited balance sheets and comparative
               year-to-date statements of operations and cash flows and
               related earnings (loss) per share amounts constituting pages
               2 through 11, inclusive, of the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1998.
99.(a)(viii)*  Unaudited pro forma data showing the effect of the conversion of 3,500,000 shares of Common Stock for
               $52,500,000 aggregate principal amount of Notes for the year ended December 31, 1997 and for the six months ended June
               30, 1998, on the Company's balance sheet, statement of
               operations, loss per share amounts, ratio of earnings to
               fixed charges and book value as of its most recent fiscal
               year and latest interim period (which is set forth in
               Exhibit 99(a)(i) above under the heading "Summarized
               Financial Information").
99.(a)(ix)*    Press Release, dated October 15, 1998.
99.(a)(x)*     Letter to holders of shares of Common Stock, dated October
               15, 1998.
99.(a)(xi)*    Consent of Ernst & Young LLP.
99.(a)(xii)*   Form of Summary Advertisement
99.(b)**       Form of Indenture between the Company and The Chase
               Manhattan Bank, as Trustee, relating to the Notes.
99.(c)         None.
99.(d)         None.
99.(e)         Not applicable.
99.(f)         None.


---------------

 * Previously filed.



** Replaces exhibit 99.(b) filed previously.


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                                   SIGNATURE

     After due inquiry and to the best of the Company's knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.


Dated: October 26, 1998


                                          CELLULAR COMMUNICATIONS OF
                                          PUERTO RICO, INC.


                                          By: /s/  RICHARD J. LUBASCH

                                            ------------------------------------

                                            Name: Richard J. Lubasch


                                            Title: Senior Vice
                                              President -- General Counsel

                                 EXHIBIT INDEX


                                                                                SEQUENTIAL
NAME                                      EXHIBIT                               PAGE NUMBER
----                                      -------                               -----------
99.(a)(i)*      Form of Offering Circular dated October 15, 1998............
99.(a)(ii)*     Form of Letter of Transmittal along with guidelines for
                Certification of Taxpayer Identification Number on
                Substitute Form W-9.........................................
99.(a)(iii)*    Form of Letter from the Company to Brokers, Dealers and
                Nominees....................................................
99.(a)(iv)*     Form of Letter from Brokers, Dealers, Commercial Banks,
                Trust Companies and Nominees to Clients.....................
99.(a)(v)*      Form of Notice of Guaranteed Delivery.......................
99.(a)(vi)*     Copies of the Report of Independent Auditors and Audited
                Financial Statements of the Company's 1997 Annual Report to
                Stockholders (which are incorporated by reference in the
                Company's Annual Report on Form 10-K for the fiscal year
                ended December 31, 1997, constituting pages F1 through F22, inclusive)..................................................
99.(a)(vii)*    Copies of unaudited balance sheets and comparative
                year-to-date statements of operations and cash flows and
                related earnings (loss) per share amounts constituting pages
                2 through 11, inclusive, of the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1998............
99.(a)(viii)*   Unaudited pro forma data showing the effect of the
                conversion of 3,500,000 shares of Common Stock for
                $52,500,000 aggregate principal amount of Notes for the year ended December 31, 1997 and for the six months ended June
                30, 1998, on operations, loss per share amounts, ratio of
                earnings to fixed charges and book value as of its most
                recent fiscal year and latest interim period (which is set forth in Exhibit 99.(a)(i) above under the heading
                "Summarized Financial Information").........................
99.(a)(ix)*     Press Release, dated October 15, 1998.......................
99.(a)(x)*      Letter to holders of shares of Common Stock, dated October
                15, 1998....................................................
99.(a)(xi)*     Consent of Ernst & Young LLP................................
99.(a)(xii)*    Form of Summary advertisement...............................
99.(b)**        Form of Indenture between the Company and The Chase
                Manhattan Bank, as Trustee, relating to the Notes...........
99.(c)          None........................................................
99.(d)          None........................................................
99.(e)          Not applicable..............................................
99.(f)          None........................................................


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 * Previously Filed



** Replaces exhibit 99.(b) filed previously


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